Exhibit 99.1
GMARKET, INC.
Financial Statements
December 31, 2007 and 2006
(With Independent Auditors’ Report Thereon)
Report of Independent Auditors
To the Board of Directors and Shareholders of
GMARKET INC.
We have audited the accompanying balance sheets of GMARKET INC. (the “Company”) as of December 31, 2007 and 2006, and the related statements of income , appropriation of retained earnings, and cash flows for the years then ended, and changes in stockholders’ equity for the year ended December 31, 2007, expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GMARKET INC. as of December 31, 2007 and 2006, and the results of its operations, the changes in its retained earnings and its cash flows for the years then ended and changes in stockholders’ equity for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the Republic of Korea.
Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those who are informed about Korean accounting principles or auditing standards and their application in practice.
Seoul, Korea
March 18, 2008

This report is effective as of March 18, 2008, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.
GMARKET INC.
Balance Sheets
December 31, 2007 and 2006

(in thousands of Korean won)	2007		2006
Assets
Current assets
Cash and cash equivalents	~~W~~	48,367,030	~~W~~	34,930,397
Short-term financial instruments		198,110,000		140,798,400
Current held-to-maturity securities		—		4,000,000
Short-term loans		—		15,000
Accounts receivable, net		52,565,122		33,826,935
Other accounts receivable, net		576,286		848,231
Accrued income		4,231,734		2,367,902
Advance payments, net		446,336		413,482
Prepaid expenses		374,699		813,827
Deferred income tax assets (Note 8)		2,613,846		688,176

Total current assets		307,285,053		218,702,350

Guarantee deposits		5,352,320		4,336,972
Long-term financial instruments		—		5,000,000
Other non-current assets		23,333		55,883
Non-current deferred income tax assets (Note 8)		836,100		360,780
Property and equipment, net (Note 3)		18,371,527		16,177,212
Intangible assets, net (Note 4)		5,298,695		3,496,549

Total assets	~~W~~	337,167,028	~~W~~	248,129,746

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable to sellers		148,665,070		104,608,757
Accounts payable		21,938,346		18,547,302
Deferred revenue		5,196,242		3,532,392
Accrued expenses		2,141,639		916,532
Withholdings		351,520		191,840
Value added tax withholdings		3,758,687		1,994,907
Reserves for returned goods unsold		98,961		93,894
Loyalty program reserves (Note 5)		8,618,803		6,607,967
Income taxes payable		1,855,839		3,546,360

Total current liabilities		192,625,107		140,039,951

Accrued severance benefits, net		2,781,281		1,396,730

Total liabilities		195,406,388		141,436,681

Shareholders’ equity
Capital stock (Notes 1 and 6)
Common stock		4,974,704		4,950,621
Capital surplus
Paid-in capital in excess of par value		85,605,545		85,354,124
Other		3,000		3,000
Retained earnings		48,871,651		15,462,542
Capital adjustment
Stock options		2,305,740		922,778

Total shareholders’ equity		141,760,640		106,693,065

Total liabilities and shareholders’ equity	~~W~~	337,167,028	~~W~~	248,129,746

The accompanying notes are an integral part of these financial statements.

GMARKET INC.
Statements of Income
Years Ended December 31, 2007 and 2006

(in thousands of Korean won, except per share amounts)	2007		2006
Revenues (Note 10)
Transaction fees	~~W~~	132,892,436	~~W~~	103,218,344
Advertising and other		92,874,521		54,881,056

		225,766,957		158,099,400
Cost of revenue (Note 10)		119,573,530		78,631,274

Gross profit		106,193,427		79,468,126

Selling, general and administrative expenses (Note 10)
Salaries		10,184,595		7,008,525
Outsourcing		11,686,300		11,867,475
Provision for severance benefits		790,601		575,433
Employee fringe benefits		1,626,953		976,947
Travel		627,955		312,139
Entertainment		387,441		355,084
Communications		223,386		213,875
Taxes and dues		335,530		106,960
Depreciation		465,355		249,300
Amortization		291,210		844,358
Rent		3,022,993		1,667,308
Insurance		714,333		386,138
Research and developments (Note 4)		5,401,112		2,933,771
Vehicles maintenance expenses		28,558		—
Transportation		145,914		408,057
Training		82,960		16,507
Printings		44,216		30,062
Supplies		423,790		114,833
Commissions		4,171,098		2,096,331
Advertising		31,961,693		27,350,366
Promotions (Note 5)		5,926,630		6,161,001
Bad debt		385,717		283,213
Compensation expenses for stock option		1,056,517		701,592

		79,984,857		64,659,275

Operating income		26,208,570		14,808,851

Other income
Interest income		9,194,808		5,188,773
Gain on foreign currency transactions		18,712		1,824,062
Gain on foreign currency translation		58,301		38,105
Miscellaneous income		137,915		111,416

		9,409,736		7,162,356

Other expenses
Loss on foreign currency transactions		6,975		344
Loss on foreign currency translation		20,531		108,800
Donations		33,601		175,134
Loss from disposal of property and equipment		—		30,996
Additional income taxes for prior periods		—		479
Loss on derivative instrument transactions		—		1,395,265
Miscellaneous expense		76,854		44,371

		137,961		1,755,389

Income before income taxes		35,480,345		20,215,818
Income tax expense (Note 8)		2,071,236		3,435,272

Net income	~~W~~	33,409,109	~~W~~	16,780,546

Net income per share (Note 9)	~~W~~	673	~~W~~	362

The accompanying notes are an integral part of these financial statements.

GMARKET INC.
Statements of appropriation of retained earnings
Years Ended December 31, 2007 and 2006
(Date of Appropriation : March 18, 2008 and March 29, 2007
For the years ended December 31, 2007 and 2006, respectively)

(in thousands of Korean won)	2007		2006
Retained earnings before appropriation
Unappropriated retained earnings carried over from prior year	~~W~~	15,462,542	~~W~~	(1,318,004)
Net income		33,409,109		16,780,546

		48,871,651		15,462,542
Appropriation of retained earnings
Legal reserve		300,000		—

Unappropriated retained earnings to be carried forward to the subsequent year	~~W~~	48,571,651	~~W~~	15,462,542

The accompanying notes are an integral part of these financial statements.

GMARKET INC.
Statement of Changes in Stockholders’ Equity
Year Ended December 31, 2007
For the year ended December 31, 2007

					Accumulated
	Capital		Capital		other comprehensive		Retained
(in thousands of Korean won)	stock		surplus		income		earnings		Total
Beginning of the year	~~W~~	4,950,621	~~W~~	85,357,124	~~W~~	922,778	~~W~~	15,462,542	~~W~~	106,693,065

Exercise of stock options		24,083		251,421		(121,375)		—		154,129
Equity-based compensation expense		—		—		1,504,337		—		1,504,337
Net income		—		—		—		33,409,109		33,409,109

Balance as of December 31, 2007	~~W~~	4,974,704	~~W~~	85,608,545	~~W~~	2,305,740	~~W~~	48,871,651	~~W~~	141,760,640

The accompanying notes are an integral part of these financial statements.

GMARKET INC.
Statements of Cash Flows
Years Ended December 31, 2007 and 2006

(in thousands of Korean won)	2007		2006
Cash flows from operating activities

Net income	~~W~~	33,409,109	~~W~~	16,780,546
Adjustments to reconcile net income to net cash
Provided by operating activities
Provision for severance benefits		1,646,691		1,039,185
Depreciation		4,700,099		2,395,008
Bad debt expense		385,717		283,213
Amortization		1,966,911		951,650
Sales promotion expenses (Note 5)		4,969,994		6,400,123
Compensation expenses for stock options		1,504,337		830,898
Loss on disposal of property, plant and equipment		—		30,996
Loss on foreign currency translation		92		108,800
Gain on foreign currency translation		(27,278)		(5,769)
Decrease in income tax due to increase of deferred income tax assets		(2,400,990)		(620,616)

		12,745,573		11,413,488

Changes in operating assets and liabilities
Increase in accounts receivable		(18,883,554)		(17,791,760)
Decrease(increase) in other accounts receivable		58,782		(677,337)
Increase in accrued income		(1,863,833)		(1,579,638)
Decrease (increase) in advance payments		(32,853)		257,933
Decrease(increase) in prepaid expenses		439,127		(328,758)
Decrease in non-current other assets		32,551		20,387
Increase in accounts payable to sellers		44,056,313		10,066,378
Increase in accounts payable		3,391,044		8,060,193
Increase in deferred revenue		1,663,850		1,352,322
Increase in accrued expenses		1,225,106		381,903
Increase (decrease) in withholdings		159,679		(164,382)
Increase in value added tax withholdings		1,763,780		744,542
Increase (decrease) in reserves for returned goods unsold		5,068		(37,963)
Decrease in loyalty program reserves (Note 5)		(2,959,158)		(2,055,371)
Increase(decrease) in income taxes payable		(1,690,520)		3,512,916
Payment of severance benefits		(262,140)		(70,532)

		27,103,242		1,690,833

Net cash provided by operating activities	~~W~~	73,257,924	~~W~~	29,884,867

Cash flows from investing activities

Decrease in short-term financial instruments	~~W~~	—	~~W~~	132,813,028
Redemption of short-term loans		15,000		415,500
Redemption of long-term loans		—		20,000
Decrease in current portion of held-to-maturity securities		4,000,000		—
Decrease in guarantee deposits		173,500		153,736
Increase in short-term financial instruments		(52,311,600)		(225,940,228)
Increase in guarantee deposits		(1,188,848)		(4,023,844)
Increase in long-term financial instruments		—		(120,000)
Acquisition of property and equipment		(6,894,414)		(12,155,159)
Acquisition of intangible assets		(3,769,057)		(2,683,073)

Net cash used in investing activities		(59,975,419)		(111,520,040)

Cash flows from financing activities

Issuance of common stock (Note 1 and 6)		—		79,667,941
Exercise of stock options		154,128		—

Net cash provided by financing activities		154,128		79,667,941

Net increase (decrease) in cash and cash equivalents		13,436,633		(1,967,232)
Cash and cash equivalents

Beginning of year		34,930,397		36,897,629

End of year	~~W~~	48,367,030	~~W~~	34,930,397

The accompanying notes are an integral part of these financial statements.

GMARKET
Summary of Notes to Financial Statements
December 31, 2007 and 2006

1.	The Company
GMARKET INC. (the “Company”) was incorporated on April 7, 2000, under the Commercial Code of the Republic of Korea to engage in consulting, development and supply of software, intermediary business, and internet advertising.

The Company issued and inscribed 6,079,710 shares in the form of American Depositary Shares (“ADS”) on NASDAQ of the National Association of Securities Dealers on June 29, 2006.

As of December 31, 2007 and 2006, the Company is owned by the following shareholders:

	2007		2006
		Percentage of		Percentage of
	Number of	ownership	Number of	ownership
Shareholders	shares	(%)	shares	(%)
Interpark Co., Ltd.	14,599,900	29.35	14,599,900	29.49
A. Bohl Praktijk B.V.	—	—	7,576,531	15.30
Yahoo Korea Corp.	4,505,650	9.06	4,505,650	9.10
Ki-Hyung Lee	3,615,500	7.27	3,701,550	7.48
Others	27,025,985	54.32	19,122,579	38.63

	49,747,035	100.00	49,506,210	100.00

2.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its financial statements are summarized below:
Basis of Financial Statement Presentation

The Company maintains its official accounting records in Korean won and prepares statutory financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language financial statements. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, and results of operations, or cash flows, are not presented in the accompanying financial statements.
Accounting Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may be different from those estimates.
Application of the Statements of Korean Financial Accounting Standards

The Company prepared its December 31, 2007 financial statements in conformity with the accounting principles generally accepted in Korea, which includes the Statements of Korean Financial Accounting Standards (“SKFAS”) No. 1 through No. 23 (except No. 14). The Company prepared its financial statements as of December 31, 2007 and 2006, under the same accounting principles, except for the SKFAS No.11, No. 21 through No. 23, which became effective January 1, 2007. Pursuant to the adoption of SKFAS No. 21, the statement of changes in shareholders’ equity was prepared only for the year ended December 31, 2007, as allowed under SKFAS No. 21.

In addition, certain accounts in the balance sheet as of December 31, 2006, which is presented for comparative purposes, were reclassified to conform to the classification applied in the balance sheet as of December 31, 2007. However, such reclassification did not have an effect on the Company’s financial position as of December 31, 2006, and net income for the year ended December 31, 2006.
Revenue Recognition

Transaction fees are recognized when the related merchandise is delivered to customers. Revenues from advertising and other services are recognized when the related services are performed.

In accordance with SKFAS No.4, Revenue Recognition, transaction fees are recognized upon transfer to the buyer of significant risks and rewards and recorded net of estimated returned goods.
Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts, notes and other accounts receivable based on historic collection experience and estimated collectibility of the receivable.
Investments

The Company accounts for equity and debt securities under the provision of SKFAS No. 8, Investments in Securities. This statement requires investments in equity and debt securities to be divided into three categories by purpose and intent to hold: trading, available-for-sale and held-to-maturity.

Securities are initially carried at cost, including incidental expenses, with cost being determined using the gross average method. Debt securities, which the Company has the intent and ability to hold to maturity, are generally carried at cost, adjusted for the amortization of discounts or premiums. Premiums and discounts on debt securities are amortized over the term of the debt using the effective interest rate method. Trading and available-for-sale securities are carried at fair value, except for non-marketable securities classified as available-for-sale securities, which are carried at cost. Non-marketable debt securities are carried at a value using the present value of future cash flows, discounted at the reasonable interest rate determined considering the credit ratings by the independent credit rating agencies.
Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method, over the estimated useful lives as follow:

Estimated useful lives
Office equipment	5 years
Routine maintenance and repairs are charged to expenses as incurred. Betterments and renewals, enhancing the value of the assets over the recently appraised value of the assets, are capitalized.

The Company assesses the potential impairment of property and equipment when there is evidence that changes in circumstances have made the recovery of an asset’s carrying value unlikely. The carrying value of the assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets is recorded in current operations up to the cost of the assets, net of accumulated depreciation before impairment, when the estimated value of the assets exceeds the carrying value after impairment.
Intangible Assets

Intangible assets are stated at cost, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the assets as follow.

Estimated useful lives
Software	3 years
Patent	3 years
The Company assesses the potential impairment of intangible assets when there is evidence that changes in circumstances have made the recovery of an asset’s carrying value to be unlikely. The carrying value of the assets is reduced to the estimated realizable value, and as impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets is recorded in current operations up to the cost of the asset, net of accumulated amortization before impairment, when the estimated value of the assets exceeds the carrying value after impairment.
Accrued Severance Benefits

Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all employees and directors were to terminate their employment with the Company as of the balance sheet date.

Foreign Currency Translation

The Company translated foreign currency assets and liabilities using the exchange rate of ~~W~~ 938.2 :US$ 1 at December 31, 2007 (2006 : 929.6 /US$ 1). Translation gains and losses are reflected in current operations.

Foreign currency assets and liabilities as of December 31, 2007 and 2006, are as follows:

	2007				2006
	Foreign		Korean		Foreign		Korean
Account	currency		in thousands won		currency		in thousands won
Cash and cash equivalents	US$	2,083,056	~~W~~	1,954,324	US$	882,796	~~W~~	820,647
Cash and cash equivalents	JPY	9,721,169		81,009	JPY	2,062,716		16,127
Short-term financial instruments		—		—	US$	4,000,000		3,718,400
Accounts receivable	US$	30,885		28,977	US$	314,804		292,642
Other accounts receivable	US$	118,415		111,097	US$	230,252		214,043
Derivative instrument

The Company records rights and obligations arising from financial derivatives as assets and liabilities, which are stated at fair value. The gains and losses that result from the change in the fair value of financial derivatives are reported in current operations.
Income Taxes

The Company recognizes deferred income tax arising from temporary differences between pretax accounting income and taxable income. Accordingly, income tax expense consists of the total income tax and surtaxes currently payable and the changes in deferred income tax assets or liabilities during the period. The deferred income tax assets or liabilities will be charged or credited to income tax expense in the period each temporary difference reverses in the future. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the assets to be recovered. Deferred income taxes are recalculated based on the actual tax rate in effect at each balance sheet date. Also, deferred income tax assets (liabilities) are classified into current and non-current.
Stock Options

Compensation costs for stock options granted to employees and executives are recognized on the basis of fair value. Under this method, compensation cost for stock option grants are measured at the grant date based on the fair value of the award and recognized over the service period, which is usually the vesting period, using straight line method.

Loyalty Program Reserves

The Company accrued reserves for its loyalty programs based on the estimated costs of rewards to customers, promote loyalty and encourage more customers.
Reclassification of Prior Year Financial Statements

The Company reclassified certain accounts of the prior year financial statements to conform to the current year’s financial statement presentation, but these reclassifications do not affect the net income of prior year.

3.	Property and Equipment
Changes in property and equipment for the years ended December 31, 2007 and 2006, are as follows:

	2007		2006
(in thousands of Korean won)	Office equipment		Office equipment
Acquisition cost
Beginning balance	~~W~~	19,949,353	~~W~~	7,845,245
Acquisition		6,894,414		12,155,159
Disposal		—		(51,051)

Ending balance	~~W~~	26,843,767	~~W~~	19,949,353

Accumulated depreciation
Beginning balance	~~W~~	3,772,141	~~W~~	1,397,187
Depreciation		4,700,099		2,395,009
Disposal		—		(20,055)

Ending balance	~~W~~	8,472,241	~~W~~	3,772,141

Book value	~~W~~	18,371,526	~~W~~	16,177,212

4.	Intangible Assets
Changes in intangible assets for the years ended December 31, 2007 and 2006 are as follows:

	2007
			Intellectual		Other
(in thousands of Korean won)	Software		property costs		intangible asset		Total
Beginning balance	~~W~~	3,404,994	~~W~~	47,305	~~W~~	44,250	~~W~~	3,496,549
Acquisition		3,719,740		49,317		—		3,769,057
Amortization		(1,919,680)		(31,564)		(15,667)		(1,966,911)

Ending balance		5,205,054		65,058		28,583		5,298,695

Accumulated amortization [1]	~~W~~	3,093,641	~~W~~	160,347	~~W~~	18,417	~~W~~	3,272,405

	2006
			Intellectual		Other
(in thousands of Korean won)	Software		property costs		intangible asset		Total
Beginning balance	~~W~~	1,739,763	~~W~~	25,363	~~W~~	—	~~W~~	1,765,126
Acquisition		2,594,300		41,773		47,000		2,683,073
Amortization		(929,069)		(19,831)		(2,750)		(951,650)

Ending balance		3,404,994		47,305		44,250		3,496,549

Accumulated amortization [1]	~~W~~	1,173,962	~~W~~	31,468	~~W~~	2,750	~~W~~	1,208,180

[1]	The total amortization expenses amounting to ~~W~~ 1,966,911 thousand and ~~W~~ 951,650 thousand for the Company’s intangible assets for the years ended December 31, 2007 and 2006, respectively, were recorded as either cost of sales or selling, general and administrative expenses.
The Company expensed ordinary research and development costs as selling, general and administrative expenses amounting to ~~W~~ 5,401,112 thousand and ~~W~~ 2,933,771 thousand for the years ended December 31, 2007 and 2006, respectively.

5.	Loyalty Program Reserves
Changes in loyalty program reserves for the years ended December 31, 2007 and 2006 are as follows:

(in thousands of Korean won)	2007		2006
Balance at the beginning of the year	~~W~~	6,607,967	~~W~~	2,263,215
Provision for loyalty program reserves [1]		4,969,993		6,400,123
Redemptions		(2,959,158)		(2,055,371)

Balance at the end of the year	~~W~~	8,618,802	~~W~~	6,607,967

[1]	Provision for loyalty program reserves are recorded as either promotion expense or a reduction of transaction fees and amounted to ~~W~~ 3,219,666 thousand and ~~W~~ 1,750,327 thousand, respectively, for the year ended December 31, 2007.

6.	Capital Stock

Changes in capital stock for the years ended December 31, 2007 and 2006 are as follows:
(in thousands of Korean won)

					Paid- in Capital
	Common		Preferred		in Excess of Par
Date of Issuance	Stock		Stock		Value		Total
January 1, 2006	~~W~~	3,040,000	~~W~~	1,257,650	~~W~~	6,285,605	~~W~~	10,583,255
April 19, 2006		45,000		—		65,550		110,550
June 19, 2006		1,257,650		(1,257,650)		—		—
July 5, 2006		607,971		—		86,748,646		87,356,617
(Less: stock issuance costs)		—		—		(7,745,677)		(7,745,677)

		4,950,621		—		85,354,124		90,304,745

April 23, 2007		20,250		—		211,410		231,660
September 11, 2007		3,833		—		40,011		43,844

	~~W~~	4,974,704	~~W~~	—	~~W~~	85,605,545	~~W~~	90,580,249

Details of the Company’s capital stock as of December 31, 2007, are as follows:

	Number of shares	Number of shares issued
	Authorized	and outstanding	Par value (won)
Common stock	200,000,000	49,747,035	~~W~~	100
In 2007, the Company issued 240,825 shares of common stocks as a result of the exercise of stock options.

The Company increased its authorized stock to 200,000,000 as approved by the shareholders on December 2, 2005. Also on December 2, 2005, the Company’s shareholders approved a 50-for-1 stock split, which became effective on January 5, 2006.

7.	Stock Options

As of December 31, 2007, the details of the Company’s stock option plans in effect for its directors and employees are as follows:

					Number of common
		Shares			shares to be issued	Exercise
Grant	Grant date	granted	Exercised	Forfeited	upon exercise	price[1]

5th	March 22, 2005	495,000	240,825	27,709	32,673	~~W~~	640
6th	December 2, 2005	725,000	—	—	363,904	~~W~~	4,000
7th	March 28, 2006	490,000	—	29,000	—	~~W~~	9,000
8th	March 29, 2007	430,000	—	34,000	—	~~W~~	16,452
9th	July 5, 2007	70,000	—	—	—	~~W~~	18,235

Total		2,210,000	240,825	90,709	396,577

[1]	Weighted average exercise price of stock options outstanding at the end of year is ~~W~~ 8,401 per share.

The 5th to 9th grants vest 50% after two years and the remaining 50% vests monthly in equal increments over the following 24 months and expire between nine and eleven years after grant date. The Company calculates compensation expense based on the grant date fair value using the Black-Scholes model to determine the fair value of equity-based awards at the date of grant, with the following weighted average assumptions.

	5th		6th		7th		8th		9th
Risk-free interest rates	4.06%		4.43%		4.79%		4.75%		5.33%
Expected life	3	years	3	years	3	years	3	years	3	years
Expected volatility	70%		70%		70%		73.4%		65.6%
Expected divided rate	0.00%		0.00%		0.00%		0.00%		0.00%
The compensation expense related to stock options for the year ended December 31, 2007, and the period thereafter is as follows:
(in thousands of Korean won)

	From the date of
Option Grants	grant to 12/31/06		Current Year		After 12/31/07
5th	~~W~~	85,310	~~W~~	47,905	~~W~~	58,536
6th		535,430		494,765		950,220
7th		302,065		395,174		884,541
8th		—		507,923		2,161,412
9th		—		57,570		416,825

Total	~~W~~	922,805	~~W~~	1,504,337	~~W~~	4,471,534

8.	Income Tax Expense

Income tax expenses as of December 31, 2007 and 2006, consist of the following:

(in thousands of Korean won)	2007		2006
Current income taxes	~~W~~	4,472,226	~~W~~	4,055,888
Deferred income tax of temporary difference		(2,400,990)		(709,549)
Deferred income tax of tax credit		—		88,933

Income tax expense	~~W~~	2,071,236	~~W~~	3,435,272

Components of a reconciliation of income tax for the years ended December 31, 2007 and 2006 are as follows:

(in thousands of Korean won)	2007				2006
	Temporary		Permanent		Temporary		Permanent
Additions for tax purpose:
Accrued severance benefits	~~W~~	969,795	~~W~~	—	~~W~~	643,703	~~W~~	—
Accrued income		2,398,551		—		837,775		—
Deemed interest		—		13,191		—		14,541
Loyalty program reserves		8,618,802		—		6,607,966		—

	2007				2006
(in thousands of Korean won)	Temporary		Permanent		Temporary		Permanent
Reserves for returned goods unsold		98,961		—		93,894		—
Stock option compensation expense		—		1,504,337		—		849,978
Allowance for bad debts		697,154		—		458,940		—
Depreciation		781,044		—		379,919		—
Pending expense [1]		3,546,045		—		2,435,417		—
Entertainment expenses		—		256,878		—		244,678
Donations [2]		1,025,241		681,450		308,808		158,280
Others		—		135,369		—		23,736

Subtotal		18,135,593		2,591,225		11,766,422		1,291,213

Deductions for tax purpose:
Accrued income		(4,231,734)		—		(2,398,551)		—
Loyalty program reserves		(6,607,966)		—		(2,263,215)		—
Reserves for returned goods unsold		(93894)		—		(131,857)		—
Pending expense		(2,435,417)		—		(1,066,130)		—
Allowance for bad debts		(458,940)		—		(77,149)		—
Depreciation		(22,403)		—		(6,334)		—
Donations		(308,808)		—		—		—
Others		—		—		—		(19,080)

Subtotal		(14,159,162)		—		(5,943,236)		(19,080)

Total	~~W~~	3,976,431	~~W~~	2,591,225	~~W~~	5,823,186	~~W~~	1,272,133

[1]	Due to the difference in imputed period accounting principles generally accepted in Korea and Corporate Tax Law.

[2]	Temporary difference is the amount payable to donees as of December 31, 2007.
Components of deferred income tax assets and liabilities as of December 31, 2007 and 2006, are as follows:

	2007
									Deferred income tax
									Assets (Liabilities)[1]
(in thousands of Korean won)	Beginning		Decrease		Increase		Ending		Current		Non-current
Accrued severance benefits	~~W~~	838,038	~~W~~	—	~~W~~	969,795	~~W~~	1,807,833	~~W~~	—	~~W~~	497,154
Accrued income		(2,398,551)		(2,398,551))		(4,231,734)		(4,231,734)		(1,163,727)		—
Reserves for returned goods unsold		93,894		93,894		98,961		98,961		27,214		—
Loyalty program reserves		6,607,966		6,607,966		8,618,802		8,618,802		2,370,171		—
Depreciation		473,891		22,403		781,044		1,232,532		—		338,946
Bad debt expenses		17,842		—		—		17,842		4,907		—
Allowance for bad debts		458,940		458,940		697,154		697,154		191,717		—
Loans		146,567		—		—		146,567		40,306		—
Pending expense		2,435,417		2,435,417		3,546,045		3,546,045		861,317		—
Donations		308,808		308,808		1,025,241		1,025,241		281,941		—

Total	~~W~~	8,982,812	~~W~~	7,528,877	~~W~~	11,505,308	~~W~~	12,959,243	~~W~~	2,613,846	~~W~~	836,100

Deferred income tax assets	~~W~~	8,982,812					~~W~~	12,959,243	~~W~~	2,613,846	~~W~~	836,100

[1]	Deferred income tax assets and liabilities are calculated using the future marginal tax rate in consideration of tax deduction.

	2006
									Deferred income tax
									Assets (Liabilities)[1]
(in thousands of Korean won)	Beginning		Decrease		Increase		Ending		Current		Non-current
Accrued severance benefits	~~W~~	194,335	~~W~~	—	~~W~~	643,703	~~W~~	838,038	~~W~~	—	~~W~~	230,460
Accrued income		(837,775)		(837,775)		(2,398,551)		(2,398,551)		(659,601)		—
Reserves for returned goods unsold		131,857		131,857		93,894		93,894		12,910		—
Loyalty program reserves		2,263,215		2,263,215		6,607,966		6,607,966		908,596		—
Depreciation		100,306		6,334		379,919		473,891		—		130,320
Bad debt expenses		17,842		—		—		17,842		2,453		—
Allowance for bad debt		77,149		77,149		458,940		458,940		63,104		—
Loans		146,567		—		—		146,567		40,306		—
Pending expense		1,066,130		1,066,130		2,435,417		2,435,417		277,947		—
Donations		—		—		308,808		308,808		42,461		—

Subtotal		3,159,626		2,706,910		8,530,096		8,982,812		688,176		360,780

Tax credit carried forward		88,933		88,933		—		—		—		—

Total	~~W~~	3,248,559	~~W~~	2,795,843	~~W~~	8,530,096	~~W~~	8,982,812	~~W~~	688,176	~~W~~	360,780

Deferred income tax assets	~~W~~	3,248,559					~~W~~	8,982,812	~~W~~	688,176	~~W~~	360,780

[1]	Deferred income tax assets and liabilities are calculated using the future marginal tax rate in consideration of tax deduction.

The Company’s corporate income tax rate is 27.5%. However, in accordance with the Article 6, tax incentives for newly established SMEs under the Special Tax Treatment Control Law, the Company is eligible for 50% of tax exemption for the first 5 years.
Effective tax rates for the years ended December 31, 2007 and 2006, are calculated as follows:

	2007		2006
Income tax expenses	~~W~~	2,071,236	~~W~~	3,435,272
Net income before tax		35,480,345		20,215,818
Effective tax rate		5.84%		16.99%
9.	Earnings Per Share

Basic earnings per share is computed by dividing net income allocated to common stock by the weighted average number of common shares outstanding during the year. Basic ordinary income per share is computed by dividing ordinary income allocated to common stock as adjusted by extraordinary gains or losses and net of related income taxes, by the weighted average number of common shares outstanding during the year.

Weighted Average Number of Common Stock Outstanding

The weighted average number of common stock outstanding for the year ended December 31, 2007 is calculated as follows:

2007
	Number of	Number of Days	Weighted Average
	Shares Issued	Outstanding	Number of Shares
January 1, 2007	49,506,210	113	5,594,201,730
Exercise of stock options	49,708,710	141	7,008,928,110
Exercise of stock options	49,747,035	111	5,521,920,885

Total of common share		365	18,125,050,725

•	Weighted average number of common stocks outstanding:
18,125,050,725 shares / 365 days = 49,657,673 shares

The weighted average number of common stock outstanding for the year ended December 31, 2006, is calculated as follows:

2006
	Number of	Number of Days	Weighted Average
	Shares Issued	Outstanding	Number of Shares
January 1, 2006 [1]	42,976,500	108	4,641,462,000
Exercise of Stock options	43,426,500	77	3,343,840,500
Paid-in capital increase	49,506,210	180	8,911,117,800

Total of common share		365	16,896,420,300

[1]	Convertible preferred stock which converted during the year of 2006 is considered to convert at the beginning of the year.
•	Weighted average number of common stocks outstanding:

16,896,420,300 shares / 365 days = 46,291,562 shares
Basic Ordinary Earnings Per Share and Basic Earnings Per Share

Basic ordinary income per share and basic net income per share for the years ended December 31, 2007 and 2006, are calculated as follows:

(in Korean won)
Common Stock	2007		2006
Net ordinary income and net income as reported on the statement of income	~~W~~	33,409,109,270	~~W~~	16,780,545,878

Weighted average number of common shares outstanding during the year		49,657,673		46,291,562

Basic ordinary income and net income per share	~~W~~	673	~~W~~	362

On December 2, 2005, the Company’s shareholders approved a 50-for-1 stock split, which became effective on January 5, 2006. Above basic ordinary income per share and basic net income per share were calculated to reflect the stock split.

Since there were no extraordinary gains or loss, basic ordinary income per share is same as the basic income per share.
Diluted Ordinary Earnings Per Share and Diluted Earnings Per Share

The Company is not a listed corporation under the Article 2 of The Securities and Exchange Act. Therefore, in accordance with SKFAS Interpretation opinion 29-54, the Company did not calculate diluted ordinary earnings per share and diluted earnings per share.

Details of potential dilutive shares as of December 31, 2007, are as follows:
Stock options

		Number of common shares	Exercise Price
	Exercise Period	to be issued upon exercise	(Korean Won)
5th	2007.3.22~2014.3.22	136,466 shares	~~W~~	640
6th	2007.12.02~2014.12.02	700,000 shares		4,000
7th	2008.3.28~2015.3.28	439,000 shares		9,000
8th	2009.3.29~2016.3.29	396,000 shares		16,452
9th	2009.7.5~2016.7.5	70,000 shares		18,235

10.	Related Party Transactions
Significant transactions with affiliated companies and affiliated parties for the years ended December 31, 2007 and 2006, and the related account balances as of December 31, 2007 and 2006, are summarized as follows:

	2007
(in thousands of Korean won)			Other
Affiliated companies	Sales		Transactions		Receivables		Payables
Interpark Co., Ltd. and its affiliated companies	~~W~~	425,306	~~W~~	752,613	~~W~~	28,555	~~W~~	921,339
Yahoo Korea Corp.		—		3,295,935		—		461,287

Total	~~W~~	425,306	~~W~~	4,048,548	~~W~~	28,555	~~W~~	1,382,626

Affiliated party	Beginning		Increase		Decrease		Ending
Loans:
Directors & employees	~~W~~	15,000	~~W~~	—	~~W~~	15,000	~~W~~	—

	2006
(in thousands of Korean won)			Other
Affiliated companies	Sales		Transactions		Receivables		Payables
Interpark Co., Ltd. and its affiliated companies	~~W~~	130,694	~~W~~	958,543	~~W~~	41,671	~~W~~	390,766
Yahoo Korea Corp.		80,000		2,806,553		—		401,142

Total	~~W~~	210,694	~~W~~	3,765,096	~~W~~	41,671	~~W~~	791,908

Affiliated party	Beginning		Increase		Decrease		Ending
Loans:
Directors & employees	~~W~~	450,500	~~W~~	—	~~W~~	435,500	~~W~~	15,000

11.	Supplemental Cash Flow Information
Significant transactions not affecting cash flows for the years ended December 31, 2007 and 2006, are as follows:

(in thousands of Korean won)	2007		2006
Reclassification of stock option to additional paid-in capital	~~W~~	121,376	~~W~~	53,550
Reclassification of held-to-maturity bond to current held-to-maturity bond		—		4,000,000
Reclassification of long-term financial instruments to short-term financial instruments		5,000,000		380,000
Reclassification of preferred stock to common stock		—		1,257,650

Report of Independent Accountants’
    Review of Internal Accounting Control System
English translation of a Report Originally Issued in Korean
To the Board of Directors and Shareholders of
    Gmarket INC.
We have reviewed the accompanying Report on the Operation of Internal Accounting Control System (“IACS”) of Gmarket INC. (the “Company”) as of December 31, 2007. The Company’s management is responsible for designing and maintaining an effective IACS and for its assessment of the effectiveness of the IACS. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of the IACS, the Company’s management stated: “Based on the assessment of the operations of the IACS as of December 31, 2007, the Company’s IACS has appropriately designed and is operating effectively as of December 31, 2007, in accordance with the Act on External Audit for Stock Companies (the “External Audit Law”) of the Republic of Korea.”
We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether Report on the Operations of Internal Accounting Control System is free of material misstatement. A review consists principally of obtaining an understanding of the Company’s IACS, inquiries of the Company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion. However, as the Company is a privately-held small or medium-sized enterprise, the design, operations and assessment of its IACS are limited compared with those of publicly-held small or medium-sized enterprises, under Chapter 6, “Supplementary Regulations” of IACS Standards and the Company’s IACS has appropriately designed and is operating effectively in accordance with the Article 2-2 of the External Audit Law. As such, we performed our review in accordance with Chapter 14, ‘Review Standards for Small and Medium-sized Enterprises”.
A company’s IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Based on our review, nothing has come to our attention that the Report on the Operations of Internal Accounting Control System as of December 31, 2007 is not prepared, in all material respects, in accordance with Chapter 6, “Supplementary Regulations” of the IACS Review Standards issued by the IACS Operation Committee.
This report applies to the Company’s IACS in existence as of December 31, 2007. We did not review the Company’s IACS subsequent to December 31, 2007. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.

Report on the Operations of the Internal Accounting Control System
English translation of a Report Originally Issued in Korean
To Risk Management Committee of Gmarket Inc.
I, as the Internal Accounting Control Officer (“IACO”) of Gmarket Inc., assessed the status of the design and operations of the Company’s internal accounting control system (“IACS”) for the year ended December 31, 2007.
Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2007, in all material respects, in accordance with the IACS standards.

Control Objectives	Yes	No	Remark
Compliance with the procedures for identification, measurement, classification, recording and reporting for financial information	✓
Compliance with the procedures for error corrections in financial information	✓
Compliance with the procedures for periodic evaluation for internal verification	✓
Compliance with control procedures for management of accounting books, including the prevention of forgery, falsification, impairment and destruction	✓
Compliance with segregation of duties and responsibilities for preparing and disclosing the financial information	✓
Compliance with the procedures to establish and modify the IACS	✓
Compliance with the procedures which the management preparing and disclosing the financial information should follow	✓
Compliance with the procedures the employees should follow in case that the management , including CEO of the Company, dictates to prepare and disclose financial information violating the IACS	✓
Compliance with disciplinary procedures for the management and the employees who violate the IACS	✓